

February 12, 2013

Via U.S. Mail
Warren M. Dillard
President and Chief Executive Officer
Vanguard Energy Corporation
1330 Post Oak Blvd., Suite 1600
Houston, Texas 77056

>    **Re:    Vanguard Energy Corporation**
>    **Amendment No. 2 to Registration Statement on Form S-1**
>    **Filed January 30, 2013**
>    **File No. 333-180987**

Dear Mr. Dillard:

We have reviewed your amended registration statement and letter dated January 31, 2013, and we have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Financial Statements

1.    Please provide updated financial statements. Please refer to Rule 8-08 of Regulation S-X.

Exhibits

Exhibit 8.1

2.    Please obtain and file a revised tax opinion that addresses and expresses a conclusion for the material federal tax consequences of the exchange.  In that regard, we note that the disclosure in the prospectus indicates at page 38 that in the opinion of Hart & Trinen, the exchange of the Class A warrants for the Series C warrants will not result in a taxable gain or loss to the holders of the Series C warrants.  However, the opinion filed as Exhibit 8.1 appears to be limited to whether the exchange is taxable "pursuant to Section 354(a)(1) and 368 (a)(1)(E)."  Please ensure that the revised opinion addresses whether the exchange will result in taxable gain or loss to the holders of the Series C warrants pursuant to all applicable Internal Revenue Code provisions, regulations and revenue rulings.  Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.C with respect to the substance of tax opinions.  In addition, please ensure that the prospectus discussion regarding tax matters is consistent with the revised tax opinion.

3.    Please ensure that the revised tax opinion includes a consent from counsel to the prospectus discussion of such opinion, and a consent to being named in the registration statement.  See Securities Act Rule 436.  Please also refer to Staff Legal Bulletin No. 19 at Section IV.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Warren M. Dillard
Vanguard Energy Corporation
February 12, 2013
Page 3


- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director


cc:    Via Facsimile
       William T. Hart